11/8/10

PW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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10032408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
OCT 28 2010
Washington, DC
110

SEC FILE NUMBER
8- 47101

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/09 (MM/DD/YY) AND ENDING 08/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WNC CAPITAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17782 SKY PARK CIRCLE
(No. and Street)

IRVINE (City) CA (State) 92614 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILFRED N. COOPER, JR. 1-714-662-5565, x115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BDO USA, LLP
(Name – *if individual, state last, first, middle name*)

3200 BRISTOL STREET, #400, COSTA MESA, CA 92626
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

2A

PW

OATH OR AFFIRMATION

I, WILFRED N. COOPER, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WNC CAPITAL CORPORATION, as of AUGUST 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

(Jurat attached)
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 18th day of October, 2010, by Wilfred N. Cooper Jr., proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.


J. KAAKE
COMM. # 1782687
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Nov. 30, 2011
INM1
INM1

(Seal) Signature J. Kaake



Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

3200 Bristol Street, 4th Floor
Costa Mesa, CA 92626

Independent Auditors' Report

To the Board of Directors
WNC Capital Corporation
Irvine, California

We have audited the accompanying statement of financial condition of WNC Capital Corporation (the "Company") as of August 31, 2010, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of WNC Capital Corporation as of August 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I at page 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BDO USA, LLP

October 21, 2010

WNC Capital Corporation

Statement of Financial Condition

August 31,		2010
Assets		
Cash	$	2,548,003
Commissions due from affiliates, net		158,698
Other		7,547
Total assets	$	2,714,248
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	5,000
Accrued commissions		133,712
Due to parent, net		84,787
Total liabilities		223,499
Commitments and contingencies		
Stockholder's equity		
Common stock; no par value; 100,000 shares authorized; 1,400 shares issued and outstanding		25,500
Retained earnings		2,465,249
Total stockholder's equity		2,490,749
Total liabilities and stockholder's equity	$	2,714,248

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Operations

Year ended August 31,	2010
Revenues	
Commissions	$ 2,062,557
Organization fees	132,336
Dealer manager fees	75,045
Interest and other	4,761
Total revenues	2,274,699
Expenses	
Commissions	2,062,557
Licenses, fees, accounting and other	45,764
Total expenses	2,108,321
Income before income tax provision	166,378
Income tax provision	66,551
Net income	$ 99,827

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Changes in Stockholder's Equity

	Common Stock		Retained	Total Stockholder's
	Shares	Amount	Earnings	Equity
Balance, August 31, 2009	1,400	$ 25,500	$ 2,365,422	$ 2,390,922
Net income	-	-	99,827	99,827
Balance, August 31, 2010	1,400	$ 25,500	$ 2,465,249	$ 2,490,749

See accompanying notes to financial statements.

WNC Capital Corporation

Statement of Cash Flows

Year ended August 31,		2010
Cash flows from operating activities		
Net income	$	99,827
Changes in operating assets and liabilities:		
Commissions due from affiliates, net		408,371
Other assets		(4,247)
Accrued commissions		(374,304)
Net cash provided by operating activities		129,647
Cash flows from financing activities		
Due to parent, net		(211,354)
Net cash used in financing activities		(211,354)
Net decrease in cash		(81,707)
Cash, beginning of year		2,629,710
Cash, end of year	$	2,548,003

See accompanying notes to financial statements.

1. Organization and Summary of Significant Accounting Policies

General

WNC Capital Corporation (the "Company"), a California corporation, wholly-owned by WNC & Associates, Inc. ("WNC"), was organized on February 23, 1994 principally to facilitate the distribution of securities of partnerships offered by the affiliates of WNC. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker/dealer in securities and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides wholesaling services to affiliates of WNC. The Company does not carry customers' accounts or hold securities for the accounts of customers and accordingly operates under the exemptive provisions of Rule15c3-3 under the Securities and Exchange Act of 1934.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less when purchased to be cash equivalents.

Concentration of Credit Risk

The Company maintains cash balances at certain financial institutions that are not federally insured and in excess of federally insured amounts.

Risks and Uncertainties

Registration

The Company must register with state departments which govern compliance with securities laws in states where it does business. Various regulatory requirements exist in each state with which the Company must comply. Because of the various compliance laws, there is a risk that one or more regulatory authorities could determine that the Company has not complied with securities laws necessary for it to conduct business in a given state. Regulatory actions, if ever taken, could have a material adverse effect on the Company's financial condition and operating results.

Economic Dependence

The Company derives its revenues from the sale of limited partnership units of entities syndicated by WNC. Should WNC's syndication activity materially change, the results of operations of the Company could be materially impaired.

Recently Issued Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board ("FASB") codified existing accounting standards. The FASB Accounting Standards Codification ("ASC") is the sole source of authoritative accounting principles generally accepted in the United States of America and supersedes all existing non-SEC accounting and reporting standards. All ASC content carries the same level of authority and anything outside of the ASC is nonauthoritative. The Company adopted the new guidance in fiscal 2010.

In May 2009, the FASB issued guidance within Topic 855-10 relating to subsequent events. This guidance establishes principles and requirements for subsequent events. This guidance defines the period after the balance sheet date during which events or transactions that may occur would be required to be disclosed in a company's financial statements. Private entities are required to evaluate subsequent events through the date that financial statements are available to be issued. This guidance also provides guidelines in evaluating whether or not events or transactions occurring after the balance sheet date should be recognized in the financial statements. This guidance requires disclosure of the date through which subsequent events have been evaluated. The Company adopted the new guidance in fiscal 2010.

Fair Value Measurements

ASC 820, Fair Value Measurements, requires disclosure about how fair value is determined for assets and liabilities and establishes a hierarchy for which these assets and liabilities must be grouped, based on significant levels of inputs as follows: Level 1 quoted prices in active market for identical assets or liabilities; Level 2 quoted prices in active markets for similar assets and liabilities and inputs that are observable for the asset or liability, such as discounted cash flow models or valuations. The determination of where assets and liabilities fall within this hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The Company's Level 1 assets include cash and cash equivalents (money market accounts). The Company has no Level 2 or 3 assets or liabilities.

The following table reflects the Company's assets required to be measured at fair value on a recurring basis on the statements of financial position:

	August 31, 2010			
	Fair Value Measurement Using			
	Level 1	Level 2	Level 3	Total
Assets				
Cash and cash equivalents	$ 500,071	$ -	$ -	$ 500,071
	$ 500,071	$ -	$ -	$ 500,071

For certain of the Company's financial instruments, including cash and cash equivalents, commissions due, accounts payable and accrued commissions, the carrying amounts approximate fair value due to their short maturities.

Revenue Recognition

Commissions revenue and related expenses are recorded on a trade date basis (see Note 2). Dealer-manager, organizational fees, and investment advisory fees are recorded when the related services are performed.

Income Taxes

Under the asset and liability method of ASC 740, *Income Taxes*, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective bases.

As the Company is a wholly owned subsidiary of WNC, the Company is included in the consolidated tax return of WNC. Federal and state income tax expense or benefit is allocated from WNC based on an approximate 40% effective income tax rate applied to income or loss before income taxes and after adjustments for permanent items. The full amount of current income taxes payable is included in Due to Parent on the statement of financial condition.

Subsequent Events

Management has evaluated events that have occurred subsequent to the balance sheet date of August 31, 2010 through the date these financial statements were available to be issued, October 21, 2010, and have determined that there are no subsequent events that require disclosure under ASC 855-10.

2. Related Party Transactions

Commissions due from affiliates represents commissions earned by the Company which are due from an affiliate of WNC at August 31, 2010.

WNC provides certain administrative services, including use of office space and equipment, to the Company at no cost. Such services have not been significant through August 31, 2010.

All commissions and organization fees earned during the year ended August 31, 2010 were generated from services provided to WNC affiliates.

Due to Parent, net represents net money advanced from WNC for purposes of paying operating expenses of the Company and current income taxes payable.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. At August 31, 2010, the Company had net capital of $2,324,504 which was $2,309,604 in excess of the required net capital. The Company's aggregate indebtedness to net capital ratio was 0.10 to 1 at August 31, 2010.

4. SEC Rules 15c3-3

Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(i).

Information Relating to Possession or Control Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(i) exemptive provision.

Supplemental Schedule

WNC Capital Corporation

Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 and Statement Pursuant to Rule 17a-5(d)(4)

August 31,		2010
Computation of Net capital		
Stockholder's equity from the statement of financial condition	$	2,490,749
Deductions and charges		
Nonallowable assets:		
Commissions due from affiliates, net		158,698
Other		7,547
Total deductions and charges		166,245
Net capital	$	2,324,504
Aggregate indebtedness		
Accounts payable	$	5,000
Accrued commissions		133,712
Due to parent, net		84,787
Total aggregate indebtedness		223,499
Computation of Basic Net Capital Requirement		
Minimum net capital required, the greater of $5,000 or 6⅔% of aggregate indebtedness	$	14,900
Excess net capital	$	2,309,604
Ratio of aggregate indebtedness to net capital		0.10 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported was not included as there are no material differences between the Company's computation of net capital included in its unaudited Form X-17A-5 Part IIA and the computation contained herein.

See accompanying independent auditors' report.



Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

3200 Bristol Street, 4th Floor
Costa Mesa, CA 92626

Independent Auditors' Report on Internal Control Required by Securities and Exchange Commission Rule 17a-5

To the Board of Directors
WNC Capital Corporation
Irvine, California

In planning and performing our audit of the financial statements of WNC Capital Corporation (the Company), as of and for the year ended August 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

October 21, 2010



Tel: 714-957-3200
Fax: 714-957-1080
www.bdo.com

3200 Bristol Street, 4th Floor
Costa Mesa, CA 92626

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to WNC Capital Corporation's SIPC Assessment Reconciliation

To the Board of Directors
WNC Capital Corporation
Irvine, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation ("SIPC") for the year ended August 31, 2010, which were agreed to by WNC Capital Corporation (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries consisting of disbursement registers and cancelled checks noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2010 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, consisting of general ledger, disbursement records and commission payment schedules, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, consisting of the general ledger, disbursement records and commission payment schedules, supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BDO USA, LLP

October 21, 2010

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended August 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-047101 FINRA AUG 7/20/1994
WNC CAPITAL CORPORATION
17782 SKYPARK CIRCLE
IRVINE, CA 92614-6404

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) — $ 531.-
   B. Less payment made with SIPC-6 filed (exclude interest) — (150.-)
   3/11/10
   Date Paid
   C. Less prior overpayment applied — ( )
   D. Assessment balance due or (overpayment) — ____
   E. Interest computed on late payment (see instruction E) for______days at 20% per annum — ____
   F. Total assessment balance and interest due (or overpayment carried forward) — $ 381.-
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) — $ 381.-
   H. Overpayment carried forward — $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WNC CAPITAL CORPORATION
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 05 day of October, 2010.

FINOP
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions: